

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Samuel P. Wertheimer, Ph.D.
Chief Executive Officer
Brookline Capital Acquisition Corp.
280 Park Avenue, Suite 43W
New York, NY 10017

> **Re: Brookline Capital Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 27, 2022**
> **File No. 333-264222**

Dear Dr. Wertheimer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed June 27, 2022

General

1. We note that Brookline Capital Markets was engaged by BCAC to act as financial advisor in connection with the business combination. We note also that Wedbush Securities Inc. was engaged by Apexigen to act as financial advisor in connection with the business combination. We note also that BCAC engaged Wedbush and Brookline Capital Markets to act as the exclusive lead placement agent and co-placement agent respectively for the PIPE investment, but Wedbush subsequently terminated its engagement as the exclusive lead placement agent. We note press reports that certain firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of your or Apexigen's financial advisor(s) about it ceasing involvement in your transaction and how that may impact your

Samuel P. Wertheimer, Ph.D.
Brookline Capital Acquisition Corp.
June 29, 2022
Page 2

deal.

2. We note the Wedbush terminated its engagement letter with BCAC to act as exclusive lead placement agent for the PIPE financing on January 26, 2022. Please clarify the reasons for Wedbush's resignation as exclusive lead placement agent for the PIPE financing. In addition, please disclose any fees paid or due to Wedbush in connection with its role as a financial advisor to Apexigen. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey C. Selman, Esq.